MILLENNIA, INC.
                         2591 DALLAS PARKWAY, SUITE 102
                               DALLAS, TEXAS 75034
                                 (972) 963-0000

VIA EDGAR                                                           May 18, 2005

United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Matt Franken

         Re: Millennia, Inc. Registration Statement on From 10-SB (File No. 000-16974)

Ladies and Gentlemen:

         Reference is made to the above-captioned registration statement filed by Millennia, Inc. (the "Registrant") with the Securities and Exchange Commission on March 21, 2006 (the "Registration Statement"). The Registrant has determined to withdraw the Registration Statement. The Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (972) 230-9999, with a copy to Ronald L. Brown, at Andrews Kurth LLP at (214) 659-4819.

         Please do not hesitate to call the undersigned at (972) 963-0000 or Ronald L. Brown of Andrews Kurth LLP at (214) 649-4469 with any questions you may have regarding this letter.

                                                     Very truly yours,

                                                     MILLENNIA, INC.


                                                     By: /s/ Kevin B. Halter
                                                        ------------------------
                                                        President